
boon
practicing good.

BOON
2019 Report

Dear investors,

This year was a tremendous year for growth. Yes, for new users; yes, for bringing in our first revenues but most importantly for learning and building our core team. By Q3, we started establishing a solid leadership team with start-up experience that could help launch our platform. In Q4 we launched to our initial alpha users allowing us to really pick up momentum as we scaled. Most importantly, our platform is rock solid. The feedback we have received from both users and from industry technology experts has been overwhelming. We are so excited to continue to grow Boon! Thank you for your support.

We need your help!

Each one of our investors has been tremendous. We have some very exciting opportunities for rapid growth coming down the pipe. With the recent hire of a VP Business Strategy, we are looking at strategic partnerships with existing agencies as well as with larger companies to accelerate growth. This will be capital intensive. Please be on the look out for future updates as we will likely be raising again in the near future.

Sincerely,

Ryan Vet
founder, CEO

Our Mission

The dental, medical and veterinary temporary staffing market is approximately $35 billion annual market in the US alone. After launching in dental temporary staffing, we will move into veterinarian and the medical. We want to lead the way of allowing providers to have the flexibility to work when they want while getting paid fairly and most importantly providing unprecedented, high quality patient care.

See our full profile

How did we do this year?

Report Card

B+

The Good

Exceeded sign-up goal of Providers and Practices by more than 5x and across more than 1/3 of the US.

"Turned on" the platform and started generating revenue in November which has continued to grow significantly each month.

Brought on 2 key leadership team members and 5 brilliant advisory board members which have provided valuable insight and growth.

The Bad

We worked hard to make sure the platform was flawless which slowed us down from making our first matches.

While we had exceeded our Practice sign-up goal by 6x, we had initial difficulty evoking behavior change for regular/frequent use.

Our early matches required more manual assistance as we learned the ins and outs of our platform. Now it is all automated.

2019 At a Glance

January 1 to December 31

$2,208
Revenue

-$209,570
Net Loss

$120,231 +48X
Short Term Debt

$204,661
Raised in 2017

$30,324
Cash on Hand
As of 04/18/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Imagine Uber meets e-Harmony meets dental temporary staffing. That's what Boon does! We help connect dental providers on-demand to temporary work opportunities by making instantaneous, on-demand matches based on a number of factors to ensure a right fit and promote outstanding patient care. We also make sure providers are paid fairly and have work flexibility while simultaneously ensuring to charge practices fairly for the temporary labor.

The dental, medical and veterinary temporary staffing market is approximately $35 billion annual market in the US alone. After launching in dental temporary staffing, we will move into veterinarian and the medical. We want to lead the way of allowing providers to have the flexibility to work when they want while getting paid fairly and most importantly providing unprecedented, high quality patient care.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

boon, Inc. was incorporated in the State of North Carolina in December 2018.

Since then, we have:

- Have raised $200,000 in funding

- Surpassed our user sign up goal by 5x by receiving over 750 user registrations.

- User registrations in 19 different states

- Brought on 2 key hires to the executive team and 5 key advisors to advisory council

- Successfully launched the platform and made matches in 4 different cities across North Carolina

- Generated revenue in 2019

- Successfully placed all 4 types of positions including DDS, RDH, DAI, DAII (CDA)

Historical Results of Operations

Our company was organized in December 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,208 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 77.2% in fiscal year 2019, compared to 0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $108,515.48, including $42,143.76 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $-143,198.10 and net losses of $-4,762.75 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $120,230.60 for the fiscal year ended December 31, 2019 and $5,615.58 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $45,706.00 in debt and $204,661 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

boon, Inc. cash in hand is $39,935.63, as of December 2019. Over the last three months, revenues have averaged $1,660/month, cost of goods sold has averaged $414/month, and operational expenses have averaged $12,100/month, for an average burn rate of $12,100 per month. Our intent is to be profitable in 24 months.

No material changes have occurred since the number stated in the disclosures listed on this page.

Net Margin: -9,491% **Gross Margin: 77%** **Return on Assets: -497%** **Earnings per Share: -$29,938.57**

Revenue per Employee: $552 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 285%**

boon__Inc_Balance_Sheet.xlsx__YE_2019-merged.pdf

Boon_Inc._Financial_Statements-_Reviewed.pdf

We ♥ Our 116 Investors

Thank You For Believing In Us

Mark William Lewis
Evan J SEGAL
Roxanne Victorino
Fuad A Mohamed
Lauren George
Eric Keltner
Craig Stone
Garrison Adomian
David Walker
Christine Hale
Joe Marek
Gary Vet
Jeff Pasquerella
Patrick Sullivan
Mangesh Rajadhyaksha
Ian Howard
Sharon Winn
Evan Beuscher
Marc Ferland Dutil
Brendon Wong
Elizabeth. C. Fogarty
Mark Jacobson
Matthew Snow
David Dieffenderfer
Michael Rosen
Daniel Davidian
Gloria Su
T. Denise Stewart
Gavin Green
Deviprasad Mulluru
Kelly Harris
Christina Razzano
Rick Brase
Keith Singery
Matthew Rayner
Kurt Stahlfeld
Willis Lin
Spencer Vincent
Baron Huntington
Jim Stewart
Eric Schubert
Christina Peterson
Vartan A Davidian III
Robert Juba
Christopher Lyons
Mike T
Aaron Wilson
Ted Ko
Rodney Philip Sevene
Jeziel Nova
Howard Ngo
Kenneth Brock
David Gillie
Kevin Cleary
Krishna Khan
Patresha Pearson
Jackie Rossman
Jay Jiang
Don Olsen
Lauren Tankersley
Chad Curvin
Alex Menas
Thomas West
Thomas Uen
Larry Kuntz
Salah Fadil
Siri Boggavarapu
Tyler Tomasik
John R. Patrick
Ricardo Allen
Robert Bruno
Rick Mei
Kevin Hopper
Nigel Wylie
Jeremy Hinman
Sara Dixon
Susan Burum
Janice Ko
Brian Klick
Kevin & Bonnie Woody
Tyler Vet
Karthik Thenkondar
Shane Pittson
German Ruiz
William Goldsworthy
Tom Olofsson
Abdullah Al Zahrani
Kyle Thompson
Max Lloyd
Jared Myers
Santosh Kumar
Paul Varkey
April Cates
In Sook Ko
Colleen Reed
Siva Yegnanarayanan
Noel Hammill
Cameron Arthur Blagg
David Troxell
Edward Levens
Travis Cawthorne
Sajad Zalzala
William H McGuire
Jason Gillespie
John Ferris
Zachary Weiner
Jem Day
Cameron J. Figgins
Scott Ludlow
Greg Lysko
Colin Son
Matt Garbarino
Gardner D Schroth
David Brooks
Robert Bel Bruno
Pat Pedi IV

Thank You!

From the Boon Team



Ryan Vet
founder, CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ryan Vet	Founder and CEO @ boon	2018

Officers

OFFICER	TITLE	JOINED
Ryan Vet	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ryan Vet	7,500,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2019	$65,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/31/2019	$65,000	6.0%	15.0%	None	12/31/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Ryan Vet	12/18/2018	$3,179	$3,179	0.0%		Yes

Related Party Transactions

Name	Ryan Vet
Amount Invested	$3,179
Transaction type	Loan
Issued	12/12/2018
Outstanding principal plus interest	$3,179 as of 05/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

Related party loan with no set maturity date or terms. The loan is intended to be repaid as the company generates revenue.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

Acting as a payment facilitator for Providers by connecting the with Practices allows the Provider and the Practice to independently report any necessary taxes due. However, as regulations are regularly updates, there could be unknown future tax implications required for boon to monitor and file on behalf of either the Practice or Provider.

In a marketplace platform where supply and demand must continually be present and balance, there is the possibility that there will be a surplus of either Providers unable to work in a given market of Practices unable to find Providers in a timely manner.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Changing legislation, license requirements and regulation is something the team at boon will monitor closely to always ensure boon is in compliance at a federal and local level. The fast changing nature of legislation could impose new regulations that could slow growth of boon in certain areas.

While the Practice and Provider ultimately have the ability to work with one another and the liability is on the hiring Practice, there is the potential, that in the event that a Provider and Practice do not have a good experience with a given match, that they will pursue remedies from boon.

While a rising tide raises all boats, there is a possibility that competitors, including existing traditional temporary staffing agencies, could make it difficult to enter a market or scale boon.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 95% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $7,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

boon, Inc.

- North Carolina Corporation
- Organized December 2018
- 4 employees

1002 Fargo St
Durham NC 27707

http://www.DoingBoon.com

Business Description

Refer to the Boon profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Boon is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/doingboon/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*